UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2011
Commission File Number 001-34257

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United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

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Iowa	42-0644327
(State of Incorporation)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa 52407
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (319) 399-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

_ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

_ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

_ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

_ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Our 2011 Annual Meeting of Stockholders was held on May 18, 2011 in Cedar Rapids, Iowa. Represented at the meeting, in person or by proxy, were 21,085,605 shares constituting approximately 80.49 percent of the issued and outstanding shares entitled to vote as of the close of business on March 21, 2011. The following proposals were adopted by the margins indicated.

Proposal 1: Election of four Class A directors for a term of three years or until such time as their respective successors has been elected.

		Number of Shares		
		Votes For	Votes Withheld	Broker Non-Votes
Douglas M. Hultquist	Class A Director	18,243,987	1,034,921	1,806,697
Casey D. Mahon	Class A Director	18,280,778	998,130	1,806,697
Randy A. Ramlo	Class A Director	18,298,059	980,849	1,806,697
Frank S. Wilkinson Jr.	Class A Director	19,150,144	128,764	1,806,697

Proposal 2: Ratification of the appointment of our independent registered public accounting firm, Ernst & Young, LLP.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Appointment of Ernst & Young, LLP	19,997,752	1,094,765	13,088	—

Proposal 3: Amendment of United Fire & Casualty Company's 2005 Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Amendment of United Fire & Casualty Company's 2005 Non-Qualified Non-Employee Director Stock Option Plan	11,252,152	7,986,818	39,938	1,806,697

Proposal 4: Approval of a resolution approving executive compensation.

	Number of Shares			
	Votes For	Votes Against	Votes Abstained	Broker Non-Votes
Advisory vote on executive compensation	18,146,308	1,086,063	46,537	1,806,697

Proposal 5: Selection of the frequency of stockholder votes on executive compensation.

	Number of Shares				
	One Year	Two Years	Three Years	Votes Abstained	Broker Non-Votes
Advisory vote on the frequency of stockholder votes on executive compensation.	9,787,610	204,436	9,217,884	68,978	1,806,697

Item 7.01. Regulation FD Disclosure.

On May 18, 2011, United Fire & Casualty Company held its annual stockholders' meeting at which the Stockholder Presentation attached as Exhibit 99.1 was used. The information in this Item 7.01 and Exhibit 99.1 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 8.01. Other Events

At the meeting of the Board of Directors of United Fire & Casualty Company held on May 18, 2011, the directors approved an extension of United Fire's existing share repurchase program, authorizing the purchase of an additional 1 million shares of the Company's common stock and extending the program expiration date two years, to August 2013. The amount and timing of any purchases under this program is at the Company's discretion. Also at its May18 meeting, the Board of Directors declared a $0.15 per share quarterly dividend which will be paid June 15, 2011 to common stock shareholders of record as of June 1, 2011.

Item 9.01. Financial Statements and Exhibits.

    (d)   Exhibits.

The following exhibits are furnished herewith.

Exhibit Number	Exhibit Description
99.1	Stockholder Presentation from annual stockholders' meeting on May 18, 2011.
99.2	Press Release, dated May 18, 2011, regarding our annual stockholders' meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

May 19, 2011
(Date)

/s/ Randy A. Ramlo
Randy A. Ramlo, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Stockholder Presentation from annual stockholders' meeting on May 18, 2011.
99.2	Press Release, dated May 18, 2011 regarding our annual stockholders' meeting.



Exhibit 99.1

protecting dreams



Randy Ramlo, President & CEO

annual shareholders meeting 05.18.2011








2010 vs. 2009

	2010	2009
Losses	**52.3%**	**65.5%**
ALAE	**8.9%**	**10.0%**
ULAE	**7.7%**	**8.4%**
U/W Expense	**31.0%**	**30.3%**
Combined	**99.9%**	**114.2%**

NUMBERS PRESENTED ON A STATUTORY BASIS



2010 United Life Highlights

- Net Income: $12,787,000
- Dividend to United Fire: $15,000,000
- Life premium growth 2010 over 2009   14.6%
- Named to Ward's 50 Life & Health Insurance Companies fifth consecutive year



NUMBERS PRESENTED IN GAAP

 

Book Value Per Share

(Adjusted for Splits)

Year	Value
93	7.14
94	7.88
95	9.64
96	10.62
97	12.92
98	12.70
99	11.82
00	12.83
01	13.90
02	14.47
03	18.62
04	22.46
05	21.20
06	24.62
07	27.63
08	24.10
09	25.35
10	27.35
3.31.11	27.42



UFG Investment Portfolio

as of 12/31/2010



NOTE: 93% of Municipal Bond Holdings rated "A" or better.

Financial, 15%

Industrial, 18%

Other, 13%

Municipals, 27%

Utilities, 12%

Foreign, 7%

US Gov, 7%

Mortgage Backed, 1%

 

First Quarter 2011

	03.31.11
Net Loss Ratio (including Loss Expenses)	58.2%
Catastrophe Effect on Loss Ratio	12.2%
Underwriting Expense Ratio	36.1%
Combined Ratio	106.5%

NUMBERS PRESENTED IN GAAP




ECCE TABERNACULUM DEI CUM HOMINIBUS
OPUS

PHOTO BY U.S. NAVY PHOTO BY MASS COMMUNICATION SPECIALIST 1ST CLASS MATTHEW M. BRADLEY [PUBLIC DOMAIN], VIA WIKIMEDIA COMMONS


MIZUNO

PHOTO BY GREG O'BEIRNE VIA WIKIMEDIA COMMONS



Building a Stronger Future









Expanded Geographic Footprint



DIRECT WRITTEN PREMIUM 2009

- 🟦 **TOP 18 UFG STATES**
- 🟧 **UFG: INDIVIDUALLY <1%, >0.01% DWP**
- 🟩 **TOP 6 MERCER STATES**

Identical Business Mix: Personal vs. Commercial Lines

2009 Stand-Alone DPW Breakdowns

MERCER INSURANCE



Personal: 9%

Commercial: 91%

Direct Written Premiums (2010): $148 million

UNITED FIRE



Personal: 10%

Commercial: 90%

Direct Written Premiums (2010): $436 million



Identical Business Mix: Property vs. Casualty

2009 Stand-Alone DPW Breakdowns

MERCER INSURANCE



Property:36%

Casualty: 64%

Direct Written Premiums (2010): $148 million

UNITED FIRE



Property:36%

Casualty: 64%

Direct Written Premiums (2010): $436 million

 

Acquisition Timeline

- November 30, 2010: Acquisition announced

- January 10, 2011: Federal Trade Commission approval

- March 1, 2011: Pennsylvania Department of Insurance approval

- March 7, 2011: California Department of Insurance approval

- March 8, 2011: New Jersey Department of Banking and Insurance approval

- March 16, 2011: Mercer Insurance Group shareholder approval

- March 28, 2011: Transaction closed

Funding the Acquisition

- $29.9 million borrowed from Federal Home Loan Bank

- $50 million borrowed against bank line of credit

- Provided $111 million internally

- Net debt to net capitalization ratio: 13.7%

- Anticipate replacing with long-term debt in 2011



Stronger Together



- Licensed in 43 States, District of Columbia

- More than 1,300 Independent Agencies

- 850 Employees

- $584.2 Million Direct Written Premium

- $62.2 Million Net Income

Goals & Strategies

- Disciplined Underwriting

- Local Market Knowledge

- Strong Agent Relationships

- Targeted Potential Growth Markets

- Improve Agency Penetration

- Appoint New Agencies



Make New Friends



Data Protection

- Real-time backup

- Protective systems and software

- Certified vendors

- Secure encryption

- Tracking, testing and reporting

- Continuous improvement



Second Quarter



PHOTO COURTESY OF WIKIMEDIACOMMONS


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UNITED FIRE GROUP
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Legend Peril Buffer Selection
Recent Events:
Hail
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Multi-State Storm Prediction Center Events





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UNITED FIRE GROUP
Map View: Road Aerial Hybrid Bird's Eye
Legend Peril Buffer Selection
Locations:
TIV Range # Loc.
More than 1,000,000 60
500,000 ~ 1,000,000 53
250,000 ~ 500,000 45
100,000 ~ 250,000 74
Less than 100,000 103
Total Locations 335
TIV: $227,175,622
Tuscaloosa
Birmingham
Bessemer
Hoover
Alabaster
Pelham
Helena
Mountain Brook
Vestavia Hills
Homewood
Bankhead Lake
Calera
Montevallo
Centreville
Moundville

Tuscaloosa Birmingham with policy overlay

COMPANY	COMBINED RATIO	COMPANY	COMBINED RATIO
Travelers	94%	West Bend Mutual	106%
Rural Mutual	96%	Rockford Mutual	106%
Indiana Farmers	97%	Sentry Insurance	107%
Pioneer State Mutual	98%	Midwest Family	107%
Ohio Mutual	98%	Wolverine Mutual	107%
Westfield	100%	Harleysville Mutual	107%
United Fire	100%	Standard Mutual	107%
Acuity A Mutual	101%	Buckeye State Mutual	108%
Fremont Insurance	101%	Badger Mutual	108%
Cincinnati Insurance	101%	Auto Club MI	108%
Frankenmuth Mutual	102%	Liberty Mutual	108%
Church Mutual	103%	Society Insurance	109%
Auto Owners Insurance	103%	Motorists Mutual	110%
Brotherhood Mutual	103%	Partners Mutual	110%
North Star Mutual	103%	Wisconsin Mutual	111%
State Auto	103%	IMT Insurance	112%
Pekin Insurance	104%	Hastings Mutual	112%
Grange Mutual Casualty	104%	Central Mutual	119%
Germantown Mutual	104%	Michigan Millers	125%
EMC Insurance	105%	Ram Mutual	125%
Western Reserve	106%	Austin Mutual	126%

Stock Price vs Book Value: Peer Comparison



Price/ Book (%)
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Cincinnati Financial
Donegal Group
EMC
Erie Indemnity Co.
Hallmark Financial Services
Harleysville Group Inc.
HCC Ins. Holdings Inc.
Horace Mann Ed. Corp.
Meadowbrook Ins. Group Inc.
Old Republic Int'l Corp.
ProAssurance Corp.
Selective Ins. Group Inc.
State Auto Fin. Corp.
Tower Group, Inc.
UNITED FIRE
Unitrin, Inc.

How do we compare?

- Rated A (Excellent) by A.M. Best Company

- Top 10 Ease of Doing Business Performer
  - Deep Customer Connections, Inc.
  - Third consecutive year



DEEP CUSTOMER **CONNECTIONS**



How do we compare?

- **Most Trustworthy Publicly Traded Companies in America**
  - Forbes and Audit Integrity
  - Less than 5% of entire U.S. stock market qualifies





Holding Company





Legal Disclaimer

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

 



thank you

EXHIBIT 99.2



UNITED FIRE GROUP®

118 Second Avenue SE, PO Box 73909
Cedar Rapids, Iowa 52407-3909
Contacts: Randy A. Ramlo, President/CEO or
Dianne M. Lyons, Vice President/CFO, 319-399-5700

United Fire Reports on Annual Stockholders' Meeting

- ***Directors Elected to Board for Full Terms***
- ***New Officer Appointments Approved***
- ***Regular Dividend on Common Stock Declared***
- ***Affirmation of A.M. Best A (Excellent) Rating Announced***

CEDAR RAPIDS, Iowa, May 18, 2011 (GLOBE NEWSWIRE) – United Fire & Casualty Company (Nasdaq: UFCS) announces that four directors were elected for full terms on our 12-member board at today's annual stockholders' meeting on May 18, 2011.

Elected to the board of directors for a three-year term expiring in 2014 are: **Douglas M. Hultquist**, president and chief executive officer, QCR Holdings, Inc., Moline, Illinois; **Casey D. Mahon**, adjunct professor of law, University of Iowa College of Law, Iowa City, Iowa; **Randy A. Ramlo**, president and chief executive officer, United Fire Group, Cedar Rapids, Iowa; and **Frank S. Wilkinson Jr.**, retired executive, E.W. Blanch Co., Minneapolis, Minnesota.

In other official business, stockholders ratified the selection of Ernst & Young LLP as the Company's independent auditors for the 2011 calendar year, approved an amendment to the Company's non-qualified non-employee director stock option and restricted stock plan, approved an advisory resolution on executive compensation and recommended an annual advisory vote on executive compensation.

As part of his presentation at the meeting, President and CEO Randy A. Ramlo announced that A.M. Best has recently affirmed the Company's A (excellent) rating.

Board Meeting
Following the stockholders' meeting, the board met and took the following actions:

Committee appointments
James W. Noyce was named chair of the audit committee, taking over for Thomas W. Hanley, who will remain a member of the audit committee.

New officer appointments
The following officer appointments were approved by the board:



Jolene Grow
Denver Regional Office Underwriting Manager Jolene Grow was appointed assistant vice president of United Fire & Casualty Company. Her new title is assistant vice president and underwriting manager.



Patrick P. Kane
Great Lakes Marketing Manager Patrick P. Kane was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and Great Lakes marketing manager.



L. Dean Walstrom
Regional Claims Manager L. Dean Walstrom was appointed assistant vice president of United Fire & Casualty Company. His new title is assistant vice president and regional claims manager.

Dividend on common stock
The Board of Directors declared a regular quarterly dividend on the common stock of 15 cents per share. This dividend will be payable on June 15, 2011, to stockholders on record as of June 1, 2011. United Fire has paid dividends every quarter since March 1968.

Share Repurchase Program
The board approved an extension of United Fire's existing share repurchase program, authorizing the purchase of an additional 1 million shares of the company's common stock and extending the program expiration date two years to August 2013.

About United Fire & Casualty Company
Founded in 1946, United Fire & Casualty Company and its subsidiaries offer property and casualty insurance, life insurance and annuities. On March 28, 2011 United Fire completed its acquisition of Mercer Insurance Group, Inc. The combined entity is licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and represented by more than 1,300 independent agencies. United Fire is rated A (Excellent) by A.M. Best Company. For the third consecutive year, United Fire was named a "Top 10 Ease of Doing Business Performer" for 2010 in Deep Customer Connections, Inc.'s eighth annual Ease of Doing Business survey of independent agents and brokers. United Fire has also been named one of the Most Trustworthy Publicly Traded Companies in America, a list compiled through a partnership of Forbes and

Audit Integrity. Less than 5 percent of the entire U.S. stock market qualifies for inclusion on the list.

Our subsidiary, United Life Insurance Company, is licensed in 29 states, represented by more than 900 independent life agencies, and has been named to the Ward's 50® Life-Health Insurance Companies for five consecutive years (2006-2010).

Disclosure of Forward-looking Statements
This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2010, filed with the SEC on March 1, 2011 and in our report on Form 10-Q for the quarter ended March 31, 2011, filed with the SEC on May 10, 2011. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.